May 5, 2025

Christopher Masterson
Chief Financial Officer, Treasurer and Secretary
Global Net Lease, Inc.
650 Fifth Avenue, 30th Floor
New York, NY 10019

        Re: Global Net Lease, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2024
            File No. 001-37390
Dear Christopher Masterson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction